ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED MAY 16, 2016 AND PROSPECTUS DATED MAY 6, 2016)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBERS 333-211204 AND 333-211204-01

VEREIT Operating Partnership, L.P.

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus”). The information in this term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Terms applicable to the $400,000,000 4.125%

Senior Notes due 2021 (the “2021 notes”)

Title of Security:	4.125% Senior Notes due 2021

Principal Amount:	$400,000,000

Coupon (Interest Rate):	4.125% per annum

Yield to Maturity:	4.125%

Spread to Benchmark Treasury:	+272 bps

Benchmark Treasury:	UST 1.375% due April 30, 2021

Scheduled Maturity Date:	June 1, 2021

Public Offering Price:	100% plus accrued interest, if any, from June 2, 2016

Gross Proceeds:	$400,000,000

Net Proceeds to Issuer before Estimated Expenses:	$395,000,000

Optional Redemption:

The Issuer may redeem all or part of the 2021 notes at any time at its option at a redemption price equal to the greater of:

(a) 100% of the principal amount of the 2021 notes to be redeemed, and

(b) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2021 notes to be redeemed that would be due if such 2021 notes matured 30 days prior to their maturity date (the “Par Call Date”) but for the redemption thereof (exclusive of interest accrued to the applicable redemption date) discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 50 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the 2021 notes being redeemed to, but excluding, such redemption date; provided, that if the 2021 notes are redeemed on or after the Par Call Date, the redemption price will equal 100% of the principal amount of the 2021 notes to be redeemed, plus accrued and unpaid interest on the amount being redeemed to, but excluding, the date of redemption.

CUSIP / ISIN Numbers:	92340L AB5 (CUSIP) US92340LAB53 (ISIN)

Terms applicable to the $600,000,000 4.875%

Senior Notes due 2026 (the “2026 notes”)

Title of Security:	4.875% Senior Notes due 2026

Principal Amount:	$600,000,000

Coupon (Interest Rate):	4.875% per annum

Yield to Maturity:	4.875%

Spread to Benchmark Treasury:	+301 bps

Benchmark Treasury:	UST 1.625% due May 15, 2026

Scheduled Maturity Date:	June 1, 2026

Public Offering Price:	100% plus accrued interest, if any, from June 2, 2016

Gross Proceeds:	$600,000,000

Net Proceeds to Issuer before Estimated Expenses:	$592,500,000

Optional Redemption:

The Issuer may redeem all or part of the 2026 notes at any time at its option at a redemption price equal to the greater of:

(a) 100% of the principal amount of the 2026 notes to be redeemed, and

(b) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2026 notes to be redeemed that would be due if such 2026 notes matured 90 days prior to their maturity date (the “Par Call Date”) but for the redemption thereof (exclusive of interest accrued to the applicable redemption date) discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 50 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the 2026 notes being redeemed to, but excluding, such redemption date; provided, that if the 2026 notes are redeemed on or after the Par Call Date, the redemption price will equal 100% of the principal amount of the 2026 notes to be redeemed, plus accrued and unpaid interest on the amount being redeemed to, but excluding, the date of redemption.

CUSIP / ISIN Numbers:	92340L AA7 (CUSIP) US92340LAA70 (ISIN)

Terms applicable to the 2021 notes and the

2026 notes (collectively, the “notes”)

Issuer:	VEREIT Operating Partnership, L.P.

Guarantor:	VEREIT, Inc.

Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2016

Record Dates:	May 15 and November 15 of each year

Distribution:	SEC Registered (Registration No. 333-211204 and 333-211204-01)

Trade Date:	May 18, 2016

Settlement Date:	June 2, 2016, the tenth business day following the trade date (such settlement date being referred to as “T+10”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is three business days preceding the settlement date will be required, by virtue of the fact that the notes initially settle in T +10 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. Capital One Securities, Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC

Co-Managers:

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Regions Securities LLC

Stifel, Nicolaus & Company, Incorporated

U.S. Bancorp Investments, Inc.

Other Changes to the Preliminary Prospectus Supplement:	The $400,000,000 of 2021 notes and $600,000,000 of 2026 notes represents an increase of $500,000,000 from the aggregate principal amount of notes set forth in the Preliminary Prospectus Supplement. The Issuer intends to use the proceeds from the offering of notes, together with borrowings under its New Term Loan A Facility and approximately $42 million of cash on hand or borrowings under its revolving credit facility, to fund the redemption of $1.3 billion aggregate principal amount of its existing 2017 Notes, including accrued and unpaid interest thereon and the required make-whole premium, on or about 30 calendar days after the closing of the offering of notes and to pay related fees and expenses.

The Guarantor and the Issuer have filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Guarantor and the Issuer have filed with the SEC that are incorporated by reference into the Preliminary Prospectus for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC by calling 866-803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.